

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

Via E-mail
Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002

> **Re:** **Genesis Energy, L.P.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-3**
> **Filed June 27, 2014**
> **File No. 333-195858**

Dear Mr. Deere:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Legality Opinions filed as Exhibit 5.1, 5.2, and 5.3

1. Please obtain and file as exhibits new or revised opinions of counsel which give effect to each of the following comments.

2. We note your response to prior comment 3 from our letter to you dated June 4, 2014. Insofar as none of your opinions of counsel directly opines on whether the guarantees are binding obligations of Genesis Pipeline Alabama, LLC; Red River Terminals, L.L.C.; or TDC, L.L.C., please obtain opinions which clarify the issue for each entity. For example, the revised opinion filed as exhibit 5.1 explicitly limits the scope of the opinion to the identified jurisdictions, which do not include Alabama or Louisiana. Note that the last paragraph of Section II.B.1.e of SLB 19 provides in part that "the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power

to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization."

3.   After listing three items, counsel indicates in the first full paragraph on page 3 that the opinion filed as exhibit 5.2 is limited to the "four specific matters set out above." Please obtain and file an opinion which does not retain this ambiguity.

4.   We reissue our prior comment 5, as it does not appear that counsel made any revisions to subparagraphs (A)(v)(a) and (A)(v)(b) of the opinion filed as exhibit 5.3.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact PJ Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: J. Vincent Kendrick
        Akin Gump Strauss Hauer & Feld LLP